中华人民共和国

广东省深圳市中级人民法院

民事裁定书

（2022）粤03民辖终1894号

上诉人（原审被告）：张瑜，女，，

。

被上诉人（原审原告）：南太集团有限公司（Nam Tai Group Limited），注册办事处地址PO Box 309，Ugland House，Grand Cayman，KYI-1104，Cayman Islands。

法定代表人：Steven Parker。

上诉人张瑜因与被上诉人南太集团有限公司、原审被告王家标、原审第三人南太投资（深圳）有限公司、郁春华损害公司利益责任纠纷一案，不服广东省深圳前海合作区人民法院（2022）粤0391民初4737号之二民事裁定，向本院提起上诉。本院依法组成合议庭对本案进行了审查。

本院经审查认为，根据本案诉请事由及现有证据，本案为损害公司利益责任纠纷，属侵权纠纷。因侵权行为提起的诉讼，由侵权行为地或者被告住所地人民法院管辖。本案中，原审第三人南太投资（深圳）有限公司住所地可认定为侵权行为地，该公司住所地位于深圳市宝安区；上诉人即原审被告张瑜住所地位于深圳市福田区。因被上诉人为注册于开曼群岛的公司，根据《广东

省高级人民法院关于指定深圳前海合作区人民法院集中管辖深圳市辖区一审涉外、涉港澳台商事案件的批复》，深圳前海合作区人民法院自成立之日起，集中管辖原由深圳市辖区其他基层人民法院管辖的第一审涉外、涉港澳台商事案件，故本案应由深圳前海合作区人民法院集中管辖。上诉人的上诉理由不能成立，本院不予支持。依据《中华人民共和国民事诉讼法》第一百七十七条第一款第一项、第一百七十八条之规定，裁定如下：

驳回上诉，维持原裁定。

本裁定为终审裁定。

审判长　赖建华
审判员　谢冰羚
审判员　尹　伊

广东省深圳市中级人民法院

二〇一三年九月七日

本件与原本核对无异

书记员　高梦慧